CONFIDENTIAL TREATMENT REQUESTED

BY TWITTER, INC.

TWTR-001

October 10, 2013

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT HAS BEEN OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel
Kate Beukenkamp
Dean Suehiro
Claire DeLabar

Re:	Twitter, Inc.
Registration Statement on Form S-1
File No. 333-191552

Ladies and Gentlemen:

On behalf of Twitter, Inc. (the “Company”), we submit this supplemental letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to advise the Staff of the preliminary price range that the Company anticipates for its initial public offering.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. This Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Securities and Exchange Commission October 10, 2013 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY TWITTER, INC. TWTR-001

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

The Company supplementally advises the Staff that, based in part upon discussions with the underwriters for the Company’s initial public offering, the Company anticipates a preliminary price range of [***] per share (the “Anticipated Price Range”). The Anticipated Price Range [***] to the fair value of the Company’s common stock as determined by the Company’s board of directors during the period from [***], which is the last date on which the Company made grants of equity awards. The Company refers the Staff to pages 86 through 89 of the Registration Statement on Form S-1 (File No. 333-191552) filed with the Commission on October 3, 2013 for a discussion of the fair value of the Company’s common stock at various dates as determined by the Company’s board of directors.

The Company respectfully advises the Staff that market conditions remain volatile, and the price range that is ultimately disclosed in the preliminary prospectus related to the initial public offering could differ from the Anticipated Price Range.

* * * *

Please indicate receipt of this request for confidential treatment by date stamping the enclosed copy of the first page of this letter and returning it in the envelope provided.

Please contact me if you have any questions regarding the foregoing at (650) 565-3574. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Rezwan D. Pavri

Rezwan D. Pavri

Enclosures

cc:	Richard Costolo, Twitter, Inc.
Mike Gupta, Twitter, Inc.
Vijaya Gadde, Twitter, Inc.
Sean Edgett, Twitter, Inc.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP